

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via Email
Mr. Zsolt Rumy
Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road,
St. Louis, Missouri 63044

> **Re: Zoltek Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 27, 2012**
> **File No. 000-20600**

Dear Mr. Rumy:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kevin L. Vaughn

                                Kevin L. Vaughn
                                Accounting Branch Chief